UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                         Biokeys Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   09060R108
                                 (CUSIP Number)

                                  Matthew Balk
                          245 Park Avenue - 44th Floor
                               New York, NY 10167
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                     1/1/03
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                      Matthew Balk

     2. Check the Appropriate Box if a Member of a Group (See  Instructions)

       (a)

       (b)

     3. SEC Use Only

     4. Source of Funds (See Instructions) PF

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6. Citizenship or Place of Organization: United States of America

Number of         7.       Sole Voting Power           3,205,162 shares
Shares
Beneficially      8.       Shared Voting Power           651,263 shares
Owned by
Each              9.       Sole Dispositive Power      3,205,162 shares
Reporting
Person With       10.      Shared Dispositive Power      651,263 shares

     11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,749,375 shares

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13. Percent of Class Represented by Amount in Row (11) 20.4%

     14. Type of Reporting Person (See Instructions) IN


ITEM 1. Security and Issuer

     Common Stock, par value $0.001 per share; Biokeys Pharmaceuticals, Inc. ("Biokeys"), 9948 Hibert Street, Suite 100, San Diego, California 92131.

ITEM 2. Identity and Background

     (a) This statement is being filed by Matthew Balk.

     (b) 245 Park Avenue - 44th Floor, New York, NY 10167

     (c) (1) The principal occupation of Mr. Balk is investment banking at H.C. Wainwright & Co. Inc., at 245 Park Avenue - 44th Floor, New York, NY 10167.

     (2) The principal business of H.C. Wainwright & Co., Inc. is investment banking.

     (d) Mr. Balk has not been convicted in any criminal proceeding during the last five years.

     (e) Mr. Balk has not been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction with respect to federal or state securities laws during the last five years.

     (f) Mr. Balk is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration

     The shares of Common Stock reported herein consist of 251,512 shares held by Mr. Balk personally, 251,263 shares held by his wife, Julia Balk, and 183,650 shares held by Mr. Balk as custodian for his two minor children. Mr. Balk also holds a warrant (the "Warrant") to purchase 50,000 shares of Common Stock at an exercise price of $0.50 per share that was issued to him by Biokeys in consideration of his purchase of a promissory note with a principal amount of $50,000 from Biokeys on November 1, 2001 (the "Note"). The Note was purchased with personal funds. The remainder of the shares reported herein are represented by 13,600 shares (the "Series C Shares") of Series C Convertible Preferred Stock of Biokeys ("Series C Stock") which may be converted into 2,720,000 shares of Common Stock after March 1, 2003; each Series C Share will automatically convert into 200 shares of Common Stock on June 30, 2003, if not previously converted. 10,000 of the Series C Shares were purchased by Mr. Balk with $50,000 cash from personal funds and the cancellation of all of the $50,000 of the principal amount of the Note. 2,000 of the Series C Shares were purchased by Julia Balk's Defined Contribution Retirement Plan with $20,000 of personal funds, 1,300 of the Series C Shares were purchased by Mr. Balk as Custodian for each of his two minor children with $13,000 of personal funds for each such child, and 1,000 of the Series C Shares were purchased by Mr. Balk's IRA account with $10,000 of personal IRA funds.

ITEM 4.  Purpose of Transaction

     The securities reported were acquired for investment purposes. Mr. Balk has no plans or proposals which may relate to or would result in any of the matters listed in paragraphs (a) through (j) of Item 4.


ITEM 5. Interest in Securities of the Issuer

     (a) 3,856,425 shares (including rights to acquire 50,000 shares upon exercise of Warrant and 2,720,000 shares upon conversion of the Series C Shares) 20.4%

     (b)  Sole  Voting  &  Dispositive:  3,205,162  shares;  Shared  Voting  and
Dispositive: 651,263 shares

     (c) (i) On December 19, 2002, Mr. Balk made a gift of 100,000 shares of Common stock to his brother Jonathan Balk, and 100,000 shares to his parents, David Balk and Marilyn Balk, as joint tenants with right of survivorship.

     (ii) On January 14, 2003, Mr. Balk made a gift of 100,000 shares of Common stock to his brother Jonathan Balk, and 100,000 shares to his parents, David Balk and Marilyn Balk, as joint tenants with right of survivorship.

     (iii) On January 16, 2003, Mr. Balk made gifts of 10,000 shares to a custodial account for his minor son Daniel Balk, 10,000 shares to a custodial account for his minor son David Balk, and 5,000 shares to his office assistant, Debra Adler.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.

ITEM 7.     Material to Be Filed as Exhibits

Exhibit 1.  Series C Convertible Preferred Stock Purchase Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/3/03
-------------------------------------------------------------------------------
Date

/s/ Matthew Balk
 ------------------------------------------------------------------------------
Signature

Matthew Balk
 ------------------------------------------------------------------------------
Name/Title

                                                                       Exhibit 1
                          BIOKEYS PHARMACEUTICALS, INC.

                      SERIES C CONVERTIBLE PREFERRED STOCK

                               PURCHASE AGREEMENT

     This SERIES C CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT (this "AGREEMENT") is dated as of the 27th day of September, 2002 by and among Biokeys Pharmaceuticals, Inc., a Delaware corporation (the "COMPANY"), and each of the individuals and entities listed on Exhibit A attached to this Agreement (each, a "PURCHASER," and together, the "PURCHASERS").

     WHEREAS, the Company desires to issue and sell to the Purchasers, and the Purchasers desire to purchase from the Company, up to an aggregate of 100,000 authorized but unissued shares of the Company's Series C Convertible Preferred Stock, $0.01 par value per share ("SERIES C SHARES"), convertible into the Company's Common Stock, $0.001 par value per share ("COMMON STOCK"), for a per share purchase price of $10.00, for a maximum aggregate purchase price of $1,000,000.00, on the terms and subject to the conditions set forth in this Agreement.

     WHEREAS, in September 2001 and October 2001, the Company issued promissory notes to certain individuals and entities (the "BRIDGE INVESTORS"), including some of the Purchasers, in the aggregate principal amount of $450,000.00 (the "BRIDGE NOTES") and issued warrants to purchase shares of Common Stock to each of the Bridge Investors (the "BRIDGE WARRANTS").

     WHEREAS, at the Closing, as such term is herein defined, certain of the Bridge Investors will convert a portion of the Bridge Notes into Series C Shares.

     WHEREAS, at the Closing, each holder of a Bridge Warrant will be entitled to a reduction of the exercise price to purchase Common Stock pursuant to such warrants to fifty cents ($0.50) per share in exchange for waiving such holder's right to repayment of principal, with respect to the sale and issuance of the Series C Shares, pursuant to the terms of the Bridge Note held by such holder.

     NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto agree as follows:

     1. DEFINITIONS. As used in this Agreement, the following terms shall have the following respective meanings:

     "AFFILIATE" means, with respect to any person or entity, any person or entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person or entity.

     "CLOSING" shall mean the Initial Closing and any Subsequent Closings.

     "CLOSING DATE" means, with respect to each Closing, the date of such Closing.

     "CLOSING LOCATION" shall have the meaning set forth in Section 2.3.

     "COMPANY LICENSED INTELLECTUAL PROPERTY" means all (i) licenses of Intellectual Property to the Company or the Subsidiary by any third party, and
(ii) licenses of Intellectual Property by the Company or the Subsidiary to any third party.

     "COMPANY OWNED INTELLECTUAL PROPERTY" means all Intellectual Property owned by the Company or the Subsidiary.

     "SUBSIDIARY" shall have the meaning set forth in Section 3.2.

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

     "FDA" means the United States Food and Drug Administration, or any successor entity.

     "GOVERNMENTAL AUTHORITY" means any: (a) nation, state, commonwealth, territory, county, municipality, district or other jurisdiction of any nature;
(b) federal, state, local municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature.

     "INITIAL CLOSING" shall have the meaning set forth in Section 2.3.

     "INTELLECTUAL PROPERTY" means intellectual property or proprietary rights of any description including (i) rights in any patent, patent application (including any provisionals, continuations, divisions, continuations-in-part, extensions, renewals, reissues, revivals and reexaminations, any national phase PCT applications, any PCT international applications, and all foreign counterparts), copyright, industrial design, URL, domain name, trademark, service mark, logo, trade dress or trade name, (ii) related registrations and applications for registration, (iii) trade secrets, moral rights or publicity rights, (iv) inventions, discoveries, or improvements, modification, know-how, technique, methodology, writing, work of authorship, design or data, whether or not patented, patentable, copyrightable or reduced to practice, including any inventions, discoveries, improvements, modification, know-how, technique, methodology, writing, work of authorship, design or data embodied or disclosed in any: (1) computer source codes (human readable format) and object codes (machine readable format); (2) specifications; (3) manufacturing, assembly, test, installation, service and inspection instructions and procedures; (4) engineering, programming, service and maintenance notes and logs; (5) technical, operating and service and maintenance manuals and data; (6) hardware reference manuals; and (7) user documentation, help files or training materials, and (v) good will related to any of the foregoing.


     "MATERIAL ADVERSE EFFECT" shall mean, any event, circumstance, change or effect that, when taken individually or together with all other adverse events, circumstances, changes or effects, is or is reasonably likely to be materially adverse to the business, results of operations, financial condition or prospects of the Company and the Subsidiary.

     "PERSON" (whether such term is capitalized or not) means an individual, corporation, partnership, limited liability company, joint venture, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity.

     "SEC" shall mean the Securities and Exchange Commission.

     "SECURITIES ACT" shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

     "SUBSEQUENT CLOSING" shall have the meaning set forth in Section 2.3.

     2. PURCHASE AND SALE OF SHARES; CLOSINGS.

     2.1 CERTIFICATE OF DESIGNATION. The Company shall adopt and file on or before the Closing Date (defined below) the Certificate of Designation of Series C Convertible Preferred Stock in substantially the form attached hereto as Exhibit B (the "SERIES C CERTIFICATE OF DESIGNATION") with the Secretary of State of the state of Delaware.

     2.2 SALE AND ISSUANCE OF SERIES C CONVERTIBLE PREFERRED STOCK. Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the Closing, and the Company agrees to sell and issue to each Purchaser, the number of Series C Shares specified opposite such Purchaser's name on Exhibit A attached hereto at a purchase price of Ten Dollars ($10.00) per share. The Company's agreement with each Purchaser is a separate agreement, and the sale of the Series C Shares to each of the Purchasers is a separate sale.

     2.3 CLOSING. The initial closing of the purchase and sale of the Series C Shares shall take place at the offices of Bingham McCutchen LLP, 1900 University Avenue, East Palo Alto, California, (the "CLOSING LOCATION") at 10:00 a.m., on September 27, 2002, or at such other time and place as the Company and the Purchasers mutually agree upon, orally or in writing (which time and place are designated as the "INITIAL CLOSING"). Subject to the terms and conditions set forth in this Agreement, the Company may issue and sell up to the balance of the Series C Shares not sold at the initial Closing at any time, but in any event not later than October 4, 2002, to such purchasers as shall be approved by the Board of Directors (the "BOARD") of the Company (each a "SUBSEQUENT PURCHASER"). Any such issuance and sale shall be made upon the same terms and conditions as those set forth herein, and each Subsequent Purchaser shall become a party to this Agreement (and Exhibit A hereto shall be amended to include such Subsequent Purchaser) and shall have the rights and obligations of a Purchaser hereunder. Each and any subsequent closing of the sale and purchase of the Series C Shares to a Subsequent Purchaser and shall be held at the Closing Location (such closings are referred to as "SUBSEQUENT CLOSINGS," and each, with the Initial Closing, a "CLOSING").

     2.4 MAXIMUM PURCHASE. No Purchaser may, together with its affiliates, purchase more than 10,000 Series C Shares pursuant to the terms of this Agreement for consideration other than the conversion or cancellation of Bridge Notes.

     2.5 DELIVERY. Subject to the terms of this Agreement, at each Closing the Company will deliver to each Purchaser (or, upon written request of such Purchaser, to such Purchaser's custodian) a stock certificate representing the number of Series C Shares to be purchased by such Purchaser at the Closing from the Company, against payment of the purchase price therefor by check, wire transfer (pursuant to the wire transfer instructions attached hereto as Exhibit
C), cancellation or conversion of indebtedness of the Company or by such other form of payment as may be mutually agreed upon by the Company and that Purchaser. In the event that payment by a Purchaser is made, in whole or in part, by cancellation or conversion of indebtedness, then such Purchaser shall surrender to the Company for cancellation at the Closing any evidence of such indebtedness or shall execute an instrument of cancellation in form and substance reasonably acceptable to the Company.

     3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Purchaser as follows as of the date hereof and as of each Closing Date:

     3.1 INCORPORATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware, is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, and has all requisite corporate power and authority and all authorizations, licenses and permits necessary to own its properties and to carry on its businesses as now conducted, except where the failure to hold such authorizations, licenses and permits would not have a Material Adverse Effect.

     3.2 SUBSIDIARIES. The Company does not have any subsidiaries except for its wholly-owned subsidiary Biokeys, Inc. (the "SUBSIDIARY"). The Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and has all requisite corporate power and authority and all authorizations, licenses and permits necessary to own its properties and to carry on its businesses as now conducted, except where the failure to hold such authorizations, licenses and permits or to be so qualified would not have a Material Adverse Effect. The Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect. Except as set forth on Schedule 3.2 hereto, neither the Company nor the Subsidiary owns, beneficially or otherwise, or holds the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other Person. The Company owns all of the issued and outstanding capital stock of the Subsidiary. The Company has made available to each Purchaser complete and correct copies of the charter, by-laws, minute books and other applicable organizational documents of the Company and the Subsidiary, in each case with all amendments thereto.

     3.3 CAPITALIZATION. The authorized capital stock of the Company is 50,000,000 shares of Common Stock, $0.001 per share par value, and 1,000,000 shares of Preferred Stock, $0.01 per share par value, of which 8,000 shares have been designated Series A 8% Convertible Preferred Stock ("SERIES A STOCK"), 200,000 shares have been designated Series B Convertible Preferred Stock and 140,000 shares have been designated Series C Convertible Preferred Stock. Immediately prior to the time of the Initial Closing, there were issued and outstanding 15,574,965 shares of the Company's Common Stock, 3,337 shares of Series A Stock, 200,000 shares of Series B Convertible Preferred Stock and no shares of Series C Convertible Preferred Stock. In addition, the Company has issued warrants to purchase an aggregate of 3,166,992 shares of Common Stock. The Company has reserved for issuance 834,250 shares of Common Stock upon conversion of the outstanding Series A 8% Convertible Preferred Stock, 200,000 shares of Common Stock upon conversion of the outstanding Series B Convertible Preferred Stock and 3,166,992 shares of Common Stock upon exercise of outstanding warrants to purchase Common Stock. All outstanding shares of the capital stock of the Company have been duly authorized and are validly issued, fully paid and nonassessable. Except as set forth on Schedule 3.3 hereto, as of the date hereof, there are no existing options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements, arrangements or commitments of any character obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of the capital stock of the Company or other equity interests in the Company or any securities convertible into or exchangeable for such shares of capital stock or other equity interests, and there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests.

     3.4 AUTHORIZATION.

     (a) All corporate action on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein has been taken. When executed and delivered by the Company and each of the other parties hereto, this Agreement shall constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles. The Company has full legal right, all requisite corporate power and all authority and approvals required to execute and deliver this Agreement and to carry out and perform fully the obligations of the Company hereunder. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery hereof by the other parties hereto, this Agreement will be legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms.

     (b) The execution and delivery by the Company of this Agreement, the consummation of the transactions contemplated hereby, and the performance by the Company of this Agreement in accordance with their respective terms and conditions will not:

     (i) violate the Company's Certificate of Incorporation, including the Company's Certificate of Designations, Preferences, Rights and Limitations of Series A 8% Convertible Preferred Stock, or Bylaws (or corporate instruments);

     (ii) require the Company to obtain any consents, approvals, authorizations or actions of, or make any filings with or give any notices to, any Governmental Authority or any other Person, except as set forth on Schedule 3.4(b) hereto (the "COMPANY CONSENTS AND NOTICES");

     (iii) if the Company Consents and Notices are obtained or made, violate, conflict with or result in the breach of any of the terms and conditions of, otherwise cause the termination of or give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, or accelerate any rights of any party to, any material indenture, mortgage, lease, loan agreement or other material agreement or instrument to which the Company is bound; or

     (iv) if the Company Consents and Notices are obtained or made, violate any laws or orders of any Governmental Authority applicable to the Company.

     3.5 VALID ISSUANCE OF THE SHARES. The Series C Shares to be purchased by the Purchasers hereunder will, upon issuance pursuant to the terms hereof, be duly authorized and validly issued, fully paid and nonassessable and not subject to any liens, encumbrances, preemptive rights or any other similar contractual rights of the stockholders of the Company or others, and will be issued in compliance with applicable federal and state securities laws.

     3.6 FINANCIAL STATEMENTS; SEC DOCUMENTS.

     (a) The Company has made available to each Purchaser its audited Statements of Income, Stockholders' Equity and Cash Flows for each of its three most recently completed fiscal years ending prior to the date hereof, its audited Consolidated Balance Sheet as of the end of each of its two most recently completed fiscal years ending prior to the date hereof, its unaudited Statements of Income, Stockholders' Equity and Cash Flows for the period covering its two most recently completed fiscal quarters ending prior to the date hereof, and its unaudited Balance Sheet as of its most recently completed fiscal quarter ending prior to the date hereof (all such financial statements are hereinafter referred to collectively as the "FINANCIAL STATEMENTS"). The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved, and fairly present, in all material respects, the financial position of the Company and the Subsidiary and the results of their operations as of the date and for the periods indicated thereon, except that the unaudited financial statements may not be in accordance with generally accepted accounting principles because of the absence of footnotes normally contained therein and are subject to normal year-end audit adjustments which, individually and in the aggregate, will not be material.

     (b) The Company has made available to each Purchaser a true and complete copy of the Company's Annual Report on Form 10-KSB for its most recently completed fiscal year ending prior to the date hereof (the "LATEST 10-KSB"), the Company's Quarterly Reports on Form 10-QSB for the two most recently completed fiscal quarters ending prior to the date hereof (collectively the "PRIOR TWO 10-QSBS"), and any amendments thereto, and any other statement, report, registration statement (other than registration statements on Form S-8) or definitive proxy statement filed by the Company with the SEC during the period commencing as of the start of its most recently completed fiscal year and ending on the date hereof. The Company will, promptly upon the filing thereof, also make available to each Purchaser all statements, reports (including, without limitation, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K), registration statements and definitive proxy statements filed by the Company with the SEC during the period commencing on the date hereof and ending on each Closing Date (all such materials required to be furnished to the Purchasers pursuant to this sentence or pursuant to the next preceding sentence of this
Section 3.6 being called, collectively, the "SEC DOCUMENTS"). As of their respective filing dates, the SEC

     Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, as of their respective filing dates. Except as set forth on Schedule
3.6 hereto, the Company has, during the period that the Company has been subject to the requirements of Section 12 or 15(d) of the Exchange Act, filed in a timely manner all reports and other material required to be filed by it pursuant to Sections 13, 14 or 15(d) of the Exchange Act. Except as set forth on Schedule
3.6 hereto, the Company has not filed any amendment to its Latest 10-KSB or either of its Prior Two 10-QSBs. The Company has not filed any Current Reports on Form 8-K with the SEC.

     3.7 CONSENTS. All consents, approvals, orders and authorizations required on the part of the Company and each Subsidiary in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein have been obtained and will be effective as of each Closing Date.

     3.8 NO CONFLICT. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under (i) any provision of the organizational documents of the Company or the Subsidiary or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company, the Subsidiary or their respective properties or assets.

     3.9 INSURANCE. All the insurable properties of the Company and of the Subsidiary are insured for the benefit of the Company or the Subsidiary, as the case may be, against all risks usually insured against by persons operating similar properties in the locality where such properties are located under valid and enforceable policies issued by insurance companies of recognized responsibility in sufficient amounts.

     3.10 OVER THE COUNTER BULLETIN BOARD. The Common Stock is currently quoted and traded on the OTC Bulletin Board (the "OTCBB"), the Company has maintained all requirements for the continued quotation of the Common Stock on the OTCBB, and there are no proceedings to revoke or suspend such continued quotation. The sale of the Series C Shares as contemplated hereby will not result in a violation of any rules or regulations applicable to issuers that quote shares of their capital stock on the OTCBB and will not require any stockholder approval under any rules or regulations applicable to issuers that quote shares of their capital stock on the OTCBB.

     3.11 PRIVATE OFFERING. The offer, sale and issuance of the Series C Shares will not be integrated with any other offer, sale or issuance of the Company's securities. During the six months preceding the date of this Agreement, neither the Company nor any person acting on its behalf has offered or sold any Series C Shares by means of any general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act. Assuming the accuracy of the Purchasers' representations in Section 4 hereof, the offering and sale of the Series C Shares will satisfy the requirements of Rule 506 under the Securities Act.

     3.12 ABSENCE OF LITIGATION. There is no action, suit or proceeding or, to the Company's knowledge, any investigation, pending, or to the Company's knowledge, threatened against the Company or the Subsidiary and in which an unfavorable outcome, ruling or finding in any said matter, or for all matters taken as a whole, might have a Material Adverse Effect. The foregoing includes, without limitation, any such action, suit, proceeding or investigation that questions this Agreement or the right of the Company to execute, deliver and perform under the same.

     3.13 TITLE TO PROPERTIES AND ASSETS, LIENS, ETC. The Company has good and marketable title to its properties and assets, and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance, or charge, other than (i) those resulting from taxes which have not yet become delinquent, (ii) minor liens and encumbrances which do not materially detract from the value of the property subject thereto or have a Material Adverse Effect, and (iii) those that have otherwise arisen in the ordinary course of business.

     3.14 COMPLIANCE WITH LAWS. Each of the Company and the Subsidiary has complied, and is in compliance with, all federal, state, county, local and foreign laws, rules, regulations, ordinances, decrees and orders applicable to the operation of its business or to the real property or personal property that it owns or leases (including, without limitation, all such laws, rules, ordinances, decrees and orders relating to antitrust, consumer protection, currency exchange, environmental protection, equal opportunity, health, occupational safety, pension, securities and trading-with-the-enemy matters), the failure to comply with which would, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor the Subsidiary has received any notification of any asserted present or past unremedied failure by it to comply with any of such laws, rules, regulations, ordinances, decrees or orders.

     3.15 NO UNDISCLOSED LIABILITIES. Since June 30, 2002, neither the Company nor the Subsidiary has incurred any liabilities or obligations, fixed or contingent, matured or unmatured or otherwise, except for liabilities or obligations that, individually or in the aggregate, do not or would not have a Material Adverse Effect.

     3.16 CHANGES. Except as set forth on Schedule 3.16 hereto, since the end of the Company's last completed fiscal quarter, there has not been with respect to the Company and the Subsidiary:

     (a) Any change in the assets, liabilities, financial condition or operations of the Company or the Subsidiary from that reflected in the Financial Statements, other than changes in the ordinary course consistent with past practices, none of which individually or in the aggregate constitutes a Material Adverse Effect;

     (b) Any resignation or termination of any key officers or employees of the Company or the Subsidiary; and to the knowledge of the Company, there is no impending resignation or termination of employment of any such officer or employee;

     (c) Any material change, except in the ordinary course consistent with past practices, in the contingent obligations of the Company or the Subsidiary by way of guaranty, endorsement, indemnity, warranty or otherwise;

     (d) Any damage, destruction or loss, whether or not covered by insurance, which constitutes a Material Adverse Effect;

     (e) Any waiver by the Company or the Subsidiary of a right or of a debt owed to it other than in the ordinary course consistent with past practices;

     (f) Any direct or indirect loans made by the Company or the Subsidiary to any stockholder, employee, officer or director of the Company or the Subsidiary, other than advances made in the ordinary course consistent with past practices;

     (g) Any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder other than in the ordinary course consistent with past practices;

     (h) Any declaration or payment of any dividend or other distribution of the assets of the Company or the Subsidiary;

     (i) Any labor organization activity;

     (j) Any indebtedness for borrowed money, obligation or liability incurred, assumed or guaranteed by the Company or the Subsidiary, except those for immaterial amounts and for current liabilities incurred in the ordinary course consistent with past practices;

     (k) Any sale, assignment, license or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets except in the ordinary course consistent with past practices;

     (l) Any change in any material agreement to which the Company or the Subsidiary is a party or by which it is bound that constitutes or could with the passage of time constitute a Material Adverse Effect; or

     (m) Any other event or condition of any character that constitutes a Material Adverse Effect with respect to the Company or the Subsidiary.

     3.17 LABOR MATTERS. The Company has no collective bargaining agreement with any of its employees and, to the Company's knowledge, there is no labor union organizing activity pending or threatened with respect to the Company or the Subsidiary. There are no disputes pending or, to the knowledge of the Company, threatened between the Company or the Subsidiary, on the one hand, and any employees, on the other hand, other than employee grievances arising in the ordinary course of business which would not, individually or in the aggregate, have a Material Adverse Effect.

     3.18 MATERIAL CONTRACTS. Except as set forth on Schedule 3.18 hereto, the contracts listed as exhibits to the SEC Documents are all of the material contracts (as defined in the Exchange Act) to which the Company is a party or by which it or its assets may be bound. The Company is, and, to the best of the Company's knowledge, all other parties to such material contracts are, in compliance in all material respects with their obligations thereunder.

     3.19 INTELLECTUAL PROPERTY.

     (a) Schedule 3.19(a) hereto sets forth a complete and accurate list of (i) all Intellectual Property owned, licensed or used by the Company or the Subsidiary, all applications therefor, and all licenses, assignments and other agreements relating thereto to which the Company is a party, and (ii) all written agreements relating to technology, know-how and processes which the Company or the Subsidiary has licensed or authorized for use by others.

     (b) The operation of the business of each of the Company and the Subsidiary as currently conducted or as currently contemplated by the Company or the Subsidiary to be conducted does not interfere with, conflict with, infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party, and no action or claim is pending or threatened alleging that the operation of such business interferes with, conflicts with, infringes upon, misappropriates or otherwise violates the Intellectual Property rights of any third party and, to the knowledge of the Company, there is no basis therefor.

     (c) The Company is the sole owner of the entire right, title and interest in and to, or has a valid license or other legal right under, Company Owned Intellectual Property and the Company Licensed Intellectual Property used in or necessary to the operation of its business as presently conducted or as currently contemplated by the Company to be conducted, subject to the terms of the license agreements governing the Company Licensed Intellectual Property.

     (d) Except as set forth on Schedule 3.19(d) hereto, there are no outstanding options, licenses, or agreements of any kind relating to the Company's Intellectual Property, nor is the Company or the Subsidiary bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person or entity.

     (e) The Company has no present knowledge from which it could reasonably conclude that the Company Owned Intellectual Property and any Intellectual
Property  licensed  to the  Company  under  the  Company  Licensed  Intellectual
Property, are invalid or unenforceable, and the same have not been adjudged invalid or unenforceable in whole or in part. The Company Owned Intellectual Property and the Company Licensed Intellectual Property constitute all of the Intellectual Property necessary for the operation of the business of the Company and the Subsidiary as currently conducted or as currently contemplated by the Company to be conducted. The Company has complied with all of its obligations of confidentiality in respect of the claimed trade secrets or proprietary information of others and knows of no violation of such obligations of confidentiality as are owed to it.

     (f) No claims or actions have been asserted, are pending or, to the Company's knowledge, threatened against the Company or the Subsidiary (i) based upon or challenging or seeking to deny or restrict the ownership by or license rights of the Company or the of the Subsidiary of any of the Company Owned Intellectual Property or Company Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold by the Company or the Subsidiary infringe or misappropriate any Intellectual Property right of any third party, or (iii) alleging that the Company Licensed Intellectual Property is being licensed or sublicensed in conflict with the terms of any license or other agreement, and, to the knowledge of the Company, there is no basis for such a claim.

     (g) As of the date hereof, to the knowledge of the Company, no person is engaging in any activity that infringes or misappropriates the Company Owned Intellectual Property or Company Licensed Intellectual Property. Except as set forth on Schedule 3.19(g) hereto, neither the Company nor the Subsidiary has granted any license or other right to any third party with respect to the Company Owned Intellectual Property or Company Licensed Intellectual Property. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein by the Company will not breach, violate or conflict with any instrument or agreement concerning the Company Owned Intellectual Property, or cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Company Owned Intellectual Property.

     (h) The Company has made available to each Purchaser correct and complete copies of all the licenses of the Company Licensed Intellectual Property, except that such copies shall have redacted from them certain confidential trace secret information, other than licenses of commercial off-the-shelf computer software. With respect to each such license:

     (i) such license is valid and binding and in full force and effect and represents the entire agreement between the respective licensor and licensee with respect to the subject matter of such license;

     (ii) such license will not cease to be valid and binding and in full force and effect on terms identical in all material respects to those currently in effect as a result of the consummation of the transactions contemplated by this Agreement, nor will the consummation of the transactions contemplated hereby constitute a material breach or default under such license or otherwise so as to give the licensor a right to terminate such license; neither the Company nor the Subsidiary has (A) received any notice of termination or cancellation under such license, (B) received any notice of breach or default under such license, which breach has not been cured, or (C) granted to any other third party any rights, adverse or otherwise, under such license that would constitute a material breach of such license; and neither the Company nor, to the knowledge of the Company, any other party to such license (including the Subsidiary) is in material breach or default thereof, and, to the knowledge of the Company, no event has occurred that, with notice or lapse of time, would constitute such a material breach or default or permit termination, modification or acceleration under such license.
<
     Except as set forth on Schedule 3.19(h) hereto, the Company is not aware that any of the respective employees, officers, directors, agents or consultants of the Company or the Subsidiary is (i) subject to confidentiality restrictions in favor of any third person the breach of which could subject the Company or the Subsidiary to any liability, or (ii) obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with their duties to the Company or the Subsidiary, as applicable, or that would conflict with the Company's or the Subsidiary's business as presently proposed to be conducted. Each employee, officer and consultant of the Company and the Subsidiary has executed a proprietary information and inventions agreement in the form of Exhibit D attached hereto. No current or former employee, officer or consultant of the Company or the Subsidiary has excluded works or inventions made prior to his or her employment or relationship with the Company or the Subsidiary from his or her assignment of inventions pursuant to such employee, officer or consultant's proprietary information and inventions agreement.

     (i) Each of the Company and the Subsidiary has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of its trade secrets and other confidential Intellectual Property. To the knowledge of the Company, (i) there has been no misappropriation of any material trade secrets or other material confidential Company Owned Intellectual Property by any person; (ii) no employee, independent contractor or agent of the Company or the Subsidiary has misappropriated any trade secrets of any other person in the course of such performance as an employee, independent contractor or agent; and
(iii) no employee, independent contractor or agent of the Company or the Subsidiary is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Company Owned Intellectual Property.

     (j) Neither the execution nor delivery of this Agreement nor the carrying on of the Company's or the Subsidiary's business by the employees and consultants of the Company or the Subsidiary, as the case may be, nor the conduct of the Company's or the Subsidiary's business as presently conducted or as proposed to be conducted, will, to the knowledge of the Company, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employees is now obligated. Except to the extent already assigned to the Company or the Subsidiary, neither the Company nor the Subsidiary believes that it is or will be necessary to utilize any inventions or proprietary information of any of its respective employees (or people it currently intends to hire) made prior to their employment by the Company or the Subsidiary, as the case may be.

     3.20 FDA MATTERS.

     (a) Neither the Company nor the Subsidiary has sold any products anywhere in the world prior to receiving any required or necessary approvals or consents from any Governmental Authority, including but not limited to the FDA under the Food, Drug & Cosmetics Act of 1976, as amended, and the regulations promulgated thereunder, or any corollary entity in any other jurisdiction. Except as set forth on Schedule 3.20(a) hereto, each of the Company and each Subsidiary has obtained in the United States and in all countries where it is currently marketing its products, all applicable licenses, registrations, approvals, consents, clearances and authorizations required by local, state or federal agencies in such countries regulating the safety, effectiveness and market clearance of such products to sell, promote and market such products. Neither the Company nor the Subsidiary has received any notice of, and the Company is not aware of, any outstanding, pending or threatened actions, citations, decisions, product recalls, medical device reports, information requests, warning letters or Section 305 notices from the FDA or similar issues or notifications from any corollary entity in any other jurisdiction.

     (b) Except as set forth on Schedule 3.20(b) hereto, each of the Company and each Subsidiary has (i) complied in all material respects with all applicable laws, regulations and specifications with respect to the design, manufacture, labeling, testing and inspection of all of its products and the operation of manufacturing facilities promulgated by the FDA or any corollary entity in any other jurisdiction, and (ii) conducted all of its clinical trials with reasonable care and in accordance with all applicable laws in all material respects and in accordance with the stated protocols for such clinical trials.

     (c) All of the Company's submissions to the FDA and any corollary entity in any other jurisdiction whether oral, written or electronically delivered were true, accurate and complete in all material respects as of the date made, and together with any amendments to such submissions or supplemental information provided to the FDA or such other corollary entity, remain true, accurate and complete in all material respects as of the date hereof, and do not materially misstate any of the statements or information included therein, or omit to state a material fact necessary to make the statements therein not misleading.

     3.21 TAX MATTERS. Except as set forth on Schedule 3.21 hereto, the Company and each Subsidiary has filed all federal, state, local, foreign and other tax returns which were required to be filed on or before the date hereof and has paid all taxes which have become due and payable. All such reports and returns (copies of which have been made available to the Purchasers) were materially accurate and complete when filed and reflect all taxes required to be paid by the Company and the Subsidiary for the periods reported therein. No tax returns or reports of the Company or the Subsidiary are or ever have been under audit.

     3.22 ENVIRONMENTAL COMPLIANCE. Neither the Company nor the Subsidiary has generated, stored, treated, discharged or disposed of any hazardous substances or hazardous waste in violation of any applicable law or regulation, nor is the Company aware of any allegations that any such violations have occurred. The Company is not aware of any claims, investigations, litigation or administrative 15 proceedings, whether actual or threatened, against the Company or the Subsidiary relating to any environmental contamination of any property owned, used or leased by any of them or arising out of any alleged violation of any environmental law or regulation.

     3.23 FULL DISCLOSURE. The representations and warranties of the Company set forth in this Agreement do not contain any untrue statement of a material fact or omit any material fact necessary to make the statements contained herein, in the light of the circumstances under which they were made, not misleading.

     4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. Each Purchaser represents and warrants to the Company as follows as of the date hereof and as of the Closing Date:

     4.1  AUTHORITY.  The  Purchaser  has the full right,  power,  authority and capacity to enter into and perform this Agreement, and this Agreement constitutes valid and binding obligations of the Purchaser enforceable in accordance with its terms, except as the same may be limited by equitable principles and by bankruptcy, insolvency, moratorium, and other laws of general application affecting the enforcement of creditors' rights, and except to the extent limited by applicable federal or state securities laws.

     4.2 PURCHASE ENTIRELY FOR OWN ACCOUNT. The Purchaser is acquiring the Series C Shares being purchased by the Purchaser hereunder for the Purchaser's own account for investment and not for resale or with a view to distribution thereof in violation of the Securities Act.

     4.3 INVESTOR STATUS. The Purchaser certifies and represents to the Company that it is an "Accredited Investor" as defined in Rule 501 of Regulation D promulgated under the Securities Act, experienced and knowledgeable in financial and business matters and capable of evaluating the merits and risks of Purchaser's purchase of Series C Shares.

     4.4 SHARES NOT REGISTERED. The Purchaser understands that the Series C Shares have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Series C Shares must continue to be held by the Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration.

     4.5 NO CONFLICT. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of or default by the Purchaser (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Purchaser or its respective properties or assets.

     4.6 CONSENTS. All consents, approvals, orders and authorizations required on the part of the Purchaser in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein have been obtained and will be effective as of the Closing Date.

     5. CONDITIONS PRECEDENT.

     5.1 CONDITIONS TO THE OBLIGATION OF THE PURCHASERS TO CONSUMMATE THE CLOSINGS. The obligation of the Purchasers to consummate a Closing and to purchase and pay for those Series C Shares being purchased by it pursuant to such Closing is subject to the satisfaction of the following conditions precedent:

     (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties contained herein of the Company shall be true and correct in all material respects on and as of such Closing Date with the same force and effect as though made on and as of such Closing Date.

     (b) PERFORMANCE. The Company shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to such Closing Date.

     (c) NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change (actual or threatened) in the assets, liabilities (contingent or other), affairs, operations, prospects or condition (financial or other) of the Company and the Subsidiary, taken as a whole, prior to such Closing Date; and the Company shall have performed all obligations and conditions herein required to be performed or observed by the Company on or prior to such Closing Date.

     (d) COMPLIANCE CERTIFICATE. The Chief Executive Officer and Chief Financial Officer of the Company shall deliver to the Purchasers at the Initial Closing a certificate certifying that the conditions specified in Sections 5.1(a) to (c) have been fulfilled.

     (e) PROCEEDINGS AND DOCUMENTS. All instruments and corporate proceedings in connection with the transactions contemplated by this Agreement to be consummated at the Closing shall be satisfactory in form and substance to the Purchasers, and each Purchaser shall have received copies (executed or certified, as may be appropriate) of all documents which the Purchaser may have reasonably requested in connection with such transactions.

     (f) OTCBB LISTING. The Common Stock shall be listed and eligible for trading on the OTCBB, the Company shall have maintained all requirements for such continued listing on the OTCBB, and there shall be no proceedings to revoke or suspend such eligibility.

     (g) EXCHANGE ACT  COMPLIANCE.  The Common Stock shall be  registered  under
Section 12 of the Exchange Act and the Company shall be in full compliance with all reporting requirements of the Exchange Act.

     (h) OPINION OF COUNSEL. Each Purchaser shall have received from Kurzman Eisenberg Corbin Lever & Goodman, LLP, counsel to the Company, an opinion addressed to the Purchasers, dated as of such Closing Date and in the form of Exhibit E hereto.

     (i) CERTIFICATE OF DESIGNATION. The Company shall have filed the Series C Certificate of Designation with the Secretary of State of the state of Delaware on or prior to the Initial Closing, which shall continue to be in full force and effect as of the Closing.

     (j) SECRETARY'S CERTIFICATE. The Secretary of the Company shall deliver to the Purchasers at the Initial Closing a certificate certifying (i) the Company's Certificate of Incorporation, (ii) the Bylaws, and (iii) resolutions of the Board approving this Agreement and the transactions contemplated hereby.

     (k) GOOD STANDING CERTIFICATES. The Company shall have delivered to the Purchasers a certificate dated as of a recent date issued by the Secretary of State of the state of Delaware to the effect that the Company is legally existing and in good standing in such state. The Company shall have delivered to the Purchasers a certificate dated as of a recent date issued by the Secretary of State of the states of California and Texas to the effect that the Company is legally qualified as a foreign corporation and in good standing in such states.

     (l) BOARD COMPOSITION. Prior to the Initial Closing, Louis Reif, Robert Whitworth, and Warren Lau shall resolve, that effective immediately after the Initial Closing the size of the Board shall be fixed at six, and the Board shall consist of Louis Reif, Warren Lau, Robert Whitworth, Ross Johnson, Nick Virca and Evan Levine and that Ross Johnson is appointed Chairman of the Board. Robert Whitworth shall have resigned from the Board effective October 5, 2002 (the "RESIGNATION") and the Board shall have accepted such Resignation.

     (m) RESTRUCTURING OF INDEBTEDNESS AND WAIVER. The Company and each Bridge Investor that is not canceling its Bridge Note in consideration of the purchase of Series C Shares hereby shall have executed and delivered an Amendment to Promissory Note and Waiver substantially in the form attached hereto as Exhibit F.

     (n) AMENDMENT OF BRIDGE WARRANTS. The Company and each Bridge Investor that is a Purchaser shall have executed and delivered an Amendment to Warrant substantially in the form attached hereto as Exhibit G.

     (o) DIRECTORS AND OFFICERS INSURANCE. The Company shall have obtained directors and officers liability insurance in the amount of $1,000,000 or shall deliver to the Purchasers reasonable evidence of its best efforts to obtain such insurance.

     5.2 CONDITIONS TO THE OBLIGATION OF THE COMPANY TO CONSUMMATE THE CLOSING. The obligation of the Company to consummate each Closing and to issue and sell the Series C Shares to the Purchasers to be purchased by it at such Closing is subject to the satisfaction of the following conditions precedent:

     (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties contained herein of the Purchasers shall be true and correct in all material respects on and as of such Closing Date with the same force and effect as though made on and as of such Closing Date.

     (b) PERFORMANCE. The Purchasers shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to such Closing Date.

     (c) CERTIFICATE OF DESIGNATION. The Company shall have filed the Series C Certificate of Designation with the Secretary of State of the state of Delaware on or prior to the Initial Closing, which shall continue to be in full force and effect as of the Closing.

     6. TRANSFER, LEGENDS.

     6.1 TRANSFER OF SECURITIES. Each of the Purchasers shall not sell, assign, pledge, transfer or otherwise dispose or encumber any of those Series C Shares being purchased by it hereunder, except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an available exemption from registration under the Securities Act and applicable state securities laws and, if requested by the Company, upon delivery by the Purchaser of either an opinion of counsel of the Purchaser reasonably satisfactory to the Company to the effect that the proposed transfer is exempt from registration under the Securities Act and applicable state securities laws or a representation letter of the Purchaser reasonably satisfactory to the Company setting forth a factual basis for concluding that such proposed transfer is exempt from registration under the Securities Act and applicable state securities laws. Any transfer or purported transfer of the Series C Shares in violation of this Section 6.1 shall be void. The Company shall not register any transfer of the Series C Shares in violation of this Section 6.1. The Company may, and may instruct any transfer agent for the Company, to place such stop transfer orders as may be required on the transfer books of the Company in order to ensure compliance with the provisions of this Section 6.1.

     6.2 LEGENDS. To the extent applicable, each certificate or other document evidencing any of the Series C Shares shall be endorsed with the legend set forth below, and each of the Purchasers covenants that, except to the extent such restrictions are waived by the Company, the Purchaser shall not transfer the shares represented by any such certificate without complying with the restrictions on transfer described in this Agreement and the legends endorsed on such certificate:

         "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER SAID ACT AND, IF REQUESTED BY THE COMPANY, UPON DELIVERY OF EITHER AN OPINION OF COUNSEL REASONABLE SATISFACTORY TO THE COMPANY THAT THE PROPOSED TRANSFER IS EXEMPT FROM SAID ACT OR OF A REPRESENTATION LETTER SETTING FORTH A FACTUAL BASIS FOR CONCLUDING THAT THE PROPOSED TRANSFER IS EXEMPT FROM SAID ACT."

     7. MISCELLANEOUS PROVISIONS.

     7.1 RIGHTS CUMULATIVE. Each and all of the various rights, powers and remedies of the parties shall be considered to be cumulative with and in addition to any other rights, powers and remedies which such parties may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy shall neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such party.

     7.2 NOTICES.

     (a) Any notices, reports or other correspondence (hereinafter collectively referred to as "CORRESPONDENCE") required or permitted to be given hereunder shall be sent by postage prepaid first class mail, courier or telecopy or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. The date of giving any notice shall be the date of its actual receipt.

     (b) All correspondence to the Company shall be addressed as follows:

                           Biokeys Pharmaceuticals, Inc.
                           9948 Hibert Street, Suite 100
                           San Diego, CA  92131
                           Attention: ______________________
                           Fax:___________________________

     (c) All correspondence to the Purchasers shall be sent to their respective addresses as set forth on the Purchaser Signature Pages attached to this Agreement.

     7.3 CAPTIONS. The captions and paragraph headings of this Agreement are solely for the convenience of reference and shall not affect its interpretation.

     7.4 SEVERABILITY. Should any part or provision of this Agreement be held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

     7.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal and substantive laws of the state of California and without regard to any conflicts of laws concepts that would apply the substantive law of some other jurisdiction.

     7.6 WAIVERS AND AMENDMENTS. This Agreement or any provision hereof may be amended, waived, discharged or terminated only by a statement in writing signed by the party against which enforcement of the amendment, waiver, discharge or termination is sought; provided, however, that Purchasers holding not less than 50 percent of the Series C Shares sold under this Agreement may waive or amend any provision of this Agreement on behalf of all Purchasers and all Purchasers will be bound thereby.

     7.7 ASSIGNMENT. The rights and obligations of any party hereto shall inure to the benefit of and shall be binding upon the authorized successors and permitted assigns of such party whether so expressed or not.

     7.8 EXPENSES. The Company and the Purchasers shall each bear their own expenses and legal fees in connection with the consummation of this transaction, provided, however, that the Company will pay the reasonable legal fees and expenses of Bingham McCutchen LLP, counsel to the Purchasers, upon receipt of a reasonably detailed invoice therefor.

     7.9 SURVIVAL OF WARRANTIES. The warranties, representations and covenants of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Purchasers or the Company. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto in connection with the transactions contemplated hereby shall be deemed representations and warranties by the Company hereunder solely as of the date of such certificate or instrument.

     7.10 COUNTERPARTS AND FACSIMILE DELIVERY. This Agreement may be executed in counterparts. Any signature page delivered by electronic facsimile shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party who requests it.

     7.11 DELAYS OR OMISSIONS. No delay or omission to exercise any right, power or remedy accruing to the Company or to any holder of any securities issued or to be issued hereunder shall impair any such right, power or remedy of the Company or such holder, nor shall it be construed to be a waiver of any breach or default under this Agreement, or an acquiescence therein, or any similar breach or default thereafter occurring; nor shall any delay or omission to exercise any right, power or remedy or any waiver of any single breach or default be deemed a waiver of any other right, power or remedy or breach or default theretofore or thereafter occurring. All remedies, either under this Agreement or by law otherwise afforded to the Company or any holder, shall be cumulative and not alternative.

     7.12 FINDER'S FEES AND OTHER FEES.

     (a) The Company (i) represents and warrants that it has retained no finder or broker in connection with the transactions contemplated by this Agreement and
(ii) hereby agrees to indemnify and to hold the Purchasers harmless from and against any liability for commission or compensation in the nature of a finder's fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which the Company, or any of its employees or representatives, is responsible.

     (b) Each of the Purchasers (i) represents and warrants that it has retained no finder or broker in connection with the transactions contemplated by this Agreement and (ii) hereby agrees to indemnify and to hold the Company harmless from and against any liability for any commission or compensation in the nature of a finder's fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which such Purchaser is responsible.

     7.13 ATTORNEYS' FEES. In the event that any dispute among the parties to this Agreement should result in litigation, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

     7.14 SIZE OF THE BOARD. The Company covenants that promptly after October 5, 2002 the Board will resolve to fix the size of the Board at five members.

     7.15 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto respecting the subject matter hereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral. No modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the parties hereto.

                      [signature page immediately follows]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the day and year first above written.

                                        BIOKEYS PHARMACEUTICALS, INC.

                                        By: ___________________________________

                                        Name:  ________________________________

                                        Title: ________________________________

                                        PURCHASER

                                        Name:  ________________________________

                                        By: ___________________________________

                                        Name:  ________________________________

                                        Title:  _______________________________

                                    EXHIBIT A

                             SCHEDULE OF PURCHASERS



                                                                  NUMBER OF
NAME AND ADDRESS                     SERIES C SHARES        TOTAL PURCHASE PRICE
----------------                     ---------------        --------------------

Mark Capital, LLC
c/o Evan Levine
300 Felton Drive                            20,000          $200,000(1)
Menlo Park, CA 94025

Matthew Balk
c/o H.C. Wainwright & Co., Inc.             10,000          $100,000(2)
245 Park Avenue, 44th Floor
New York, NY  10167

Julia Balk
BS Master Def Contti MIP Plan
c/o Matthew Balk
H.C. Wainwright & Co., Inc.                  2,000           $20,000
245 Park Avenue, 44th Floor
New York, NY  10167

Matthew Balk c/f Daniel Edgar Balk
 UGMA/NY
c/o H.C. Wainwright & Co., Inc.              1,300           $13,000
245 Park Avenue, 44th Floor
New York, NY  10167

Matthew Balk c/f David Michael Balk
 UGMA/NY
c/o H.C. Wainwright & Co., Inc.              1,300           $13,000
245 Park Avenue, 44th Floor
New York, NY  10167

Guarantee & Trust Co TTEE FBO Matthew Balk
 GTC IRA Rollover
c/o H.C. Wainwright & Co., Inc.              1,000           $10,000
245 Park Avenue, 44th Floor
New York, NY  10167


(1) The purchase price for Mark Capital, LLC will be paid as follows: (i) $100,000 by cash; and (ii) $100,000 by conversion of all of the outstanding principal amount on the 12% Promissory Note issued by the Company to Mark Capital, LLC, on November 1, 2001 into Series C Shares.

(2) The purchase price for Matthew Balk will be paid as follows: (i) $50,000 by cash; and (ii) $50,000 by conversion of all of the outstanding principal amount on the 12% Promissory Note issued by the Company to Matthew Balk on November 1, 2001 into Series C Shares.

                                                                   NUMBER OF
NAME AND ADDRESS                        SERIES C SHARES    TOTAL PURCHASE PRICE
----------------                        ---------------     -------------------

Robert J. Neborsky, M.D., Inc.
317 14th Street                             6,000                  $60,000(3)
Del Mar, CA  92014-2554

Ross Johnson
53524 Bickett                               6,000                  $60,000(4)
Chapel Hill, NC  27514

David Wiener
10 Iron Canyon Court                        5,000                  $50,000
Park City UT  84060-6557

Jason Adelman
900 Park Avenue, Apt. 15A                   3,000                  $30,000(5)
New York, NY  10021-0231

Cass Gunther Adelman, trustee
for Philippa Gunther Adelman UGMA
900 Park Avenue, Apt. 15A                   1,000                  $10,000
New York, NY  10021-0231

Edward D. Ball and Susan E. Ball,
 trustees of the Ball Family
Trust under  trust agreement dated
 October 23, 2001
c/o Edward D. Ball, M.D.                    2,000                  $20,000
13360 Glenn Cliff Way
San Diego, CA  92130


(3) The purchase price for Robert J. Neborsky, M.D., Inc. will be paid as follows: (i) $30,000 by cash; and (ii) $30,000 by conversion of a portion of the outstanding principal amount on the 12% Promissory Note issued by the Company to Robert J. Neborsky, M.D., Inc. on November 1, 2001 into Series C Shares.

(4) The purchase price for Ross Johnson will be paid as follows: (i) $30,000 by cash; and (ii) $30,000 by conversion of all of the outstanding principal amount on the 12% Promissory Note issued by the Company to Ross Johnson on November 1, 2001 into Series C Shares.

(5) The purchase price for Jason Adelman will be paid as follows: (i) $20,000 by cash; and (ii) $10,000 by conversion of all of the outstanding principal amount on the 12% Promissory Note issued by the Company to Jason Adelman on November 1, 2001 into Series C Shares.

                                                                 NUMBER OF
NAME AND ADDRESS                        SERIES C SHARES     TOTAL PURCHASE PRICE
----------------                        ---------------     --------------------

Barry Alter
488 Melrose Avenue                              1,000             $10,000
Toronto, Ontario M5M2A2

Emisphere Technologies, Inc.
765 Old Saw Mill River Road                     1,000             $10,000
Tarrytown, NY  10591

Roland Hartmann
Auf der Haltan 18                                 600              $6,000
CH -- 8706 Meilen
Switzerland

Bank Sal. Oppenheim jr. & Cie.
 (Schweiz)
AG, Zurich
c/o Swiss American Securities Inc.
12 East 49th Street                               100              $1,000
New York, NY  10017

                                      TOTALS:  61,300            $613,000

                                    EXHIBIT B

       CERTIFICATE OF DESIGNATION OF SERIES C CONVERTIBLE PREFERRED STOCK

                                    EXHIBIT C

                               SILICON VALLEY BANK

                           WIRE TRANSFER INSTRUCTIONS

The following information is provided to assist clients in routing wire transfers TO Silicon Valley Bank in the most expeditious manner.

For all incoming FOREIGN CURRENCY wires, please contact our INTERNATIONAL DEPARTMENT AT (408)654-7774 for settlement instructions.

DOMESTIC WIRE TRANSFER:

Instruct the paying financial institution or the payor to route all domestic wire transfers via FEDWIRE to the following ABA number:



         TO:                                SIL VLY BK SJ

         ROUTING & TRANSIT #:               121140399

         FOR CREDIT OF:                     Biokeys, Inc.

         CREDIT ACCOUNT #:                  3300340922

         BY ORDER OF:                       [NAME OF SENDER]


INTERNATIONAL WIRE TRANSFER:

Instruct the paying financial institution to advise their U.S. correspondent to pay as follows:


         PAY TO:                            FC - SILICON VALLEY BANK
                                            3003 TASMAN DRIVE
                                            SANTA CLARA, CA  95054, USA

         ROUTING & TRANSIT #:               \\FW121140399

         SWIFT CODE:                        SVBKUS6S

         FOR CREDIT OF:                     Biokeys, Inc.

         FINAL CREDIT ACCOUNT #:            FNC - 3300340922

         BY ORDER OF:                       [NAME OF SENDER]

IMPORTANT!!!!

     Wire instructions MUST designate your FULL TEN DIGIT ACCOUNT NUMBER. Wires received by Silicon Valley Bank with INCOMPLETE or INVALID ACCOUNT NUMBERS may be delayed and could possibly require return to the sending bank due to new regulations.

                                    EXHIBIT D

            FORM OF PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT


Not applicable.

                                    EXHIBIT E

                    FORM OF OPINION OF COUNSEL TO THE COMPANY

                                    EXHIBIT F


                     AMENDMENT TO PROMISSORY NOTE AND WAIVER

                                    EXHIBIT G

                              AMENDMENT TO WARRANT